UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 )*

Contango Oil & Gas Inc.

(Name of Issuer)

Common Stock, par value $0.04 per share

(Title of Class of Securities)

21075N204

(CUSIP Number)

Michael Porter

Samuel S. Weiser

Sellers Capital LLC

161 N Clark St Ste 4700

Chicago, IL 60601

(312) 523-2163

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 09, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21075N204	13D/A	Page 2 of 10

1	Name of Reporting Persons. Sellers Capital Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 1,952,038
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,952,038

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,952,038
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 12.2%
14	Type of Reporting Person (See Instructions) IV

CUSIP No. 21075N204	13D/A	Page 3 of 10

1	Names of Reporting Persons. Praetorian Value Fund LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 10,000
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 0.001%
14	Type of Reporting Person (See Instructions) IV

CUSIP No. 21075N204	13D/A	Page 4 of 10

1	Name of Reporting Persons. Sellers Capital LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 10,130
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,130

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,130
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 0.001%
14	Type of Reporting Person (See Instructions) IV

CUSIP No. 21075N204	13D/A	Page 7 of 10

Item 1.	Security and Issuer.

This Statement on Schedule 13D/A (“Schedule 13D/A”) relates to the Common Stock, par value $0.04 (the “Shares”), of Contango Oil & Gas Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 3700 Buffalo Speedway, Ste 960, Houston, TX 77098.

Item 2.	Identity and Background.

This Schedule 13D/A is being filed by Sellers Capital Master Fund, Ltd. (“SCMF”), Praetorian Value Fund, LLC (“PVF”), and Sellers Capital LLC ("SC"), on behalf of separate accounts it manages. This Form 13D/A is being filed as an amendment to a 13G filing made February 20, 2008 by SCMF.

The principal business office of each of the reporting entities is 161 N Clark St, Ste 4700, Chicago, IL 60601.

The principal business of the reporting entities SCMF and PVF is to operate as privately held investment funds for high net worth individuals and institutions. The principal business of SC is to advise privately held investment funds, including SCMF and PVF, and to provide separate account management where SC has investment discretion over client assets held in the client's name.

During the last five years, none of the reporting entities described in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCMF is a limited partnership organized under the laws of the Cayman Islands. PVF is a limited liability company organized under the laws of Delaware. SC is a limited liability company organized under the laws of Illinois.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 1,972,168 Shares, as detailed in Item 5. The aggregate purchase price for such shares was $50,597,129.57 (inclusive of brokerage commissions and fees), which amount has come from working capital.

CUSIP No. 21075N204	13D/A	Page 8 of 10

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of business and maintain the right to engage in discussions with management and the Board of Directors of the Issuer concerning the business and the future plans of the Issuer generally, and with regard to strategies and potential transactions to maximize shareholder value. The Reporting Persons intend to regularly review their investment in the Issuer. Based on such review, as well as other factors (including, among other things, their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, change their intentions, acquire additional securities of the Issuer, or sell some or all of their Shares, on the open market, in privately negotiated transactions or otherwise. The Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D/A.

Item 5.	Interest in Securities of the Issuer.

(a) SCMF is the owner of 1,952,038 Shares, representing approximately 12.2% of the outstanding Shares. PVF is the owner of 10,000 Shares, representing approximately 0.001% of the outstanding Shares. SC, on behalf of separate accounts it manages, is the owner of 10,130 Shares, representing approximately 0.001% of the outstanding Shares. The percentages used herein are based on the 16,040,280 shares reported to be issued and outstanding as of December 31, 2007 by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2007.

(b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Sellers Capital Master Fund, Ltd.	0	1,952,038	1,952,038	12.2%
Praetorian Value Fund LLC	0	10,000	10,000	0.001%
Sellers Capital LLC	0	10,130	10,130	0.001%

CUSIP No. 21075N204	13D/A	Page 9 of 10

(c)

PARTY EFFECTING TRANSACTION	DATE	BUY / SELL	QUANTITY	AVERAGE PRICE ($)	CURRENCY
Sellers Capital Master Fund, Ltd.	4/08/2008	BUY	45,697	72.72	USD
Praetorian Value Fund LLC	4/08/2008	BUY	10,000	72.72	USD
Sellers Capital LLC	4/08/2008	BUY	307	72.72	USD

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Securities beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material To Be Filed As Exhibits.

               None

CUSIP No. 21075N204	13D/A	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 08, 2008

Sellers Capital Master Fund, Ltd .

By:	/s/ Samuel S. Weiser
Name:	Samuel S. Weiser
Title:	Chief Operating Officer, Sellers Capital LLC, Investment Manager

Praetorian Value Fund LLC

By:	/s/ Samuel S. Weiser
Name:	Samuel S. Weiser
Title:	Chief Operating Officer, Sellers Capital LLC, Managing Member

Sellers Capital LLC

By:	/s/ Samuel S. Weiser
Name	Samuel S. Weiser
Title:	Chief Operating Officer